UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *

                          Riviera Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769627100
                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1 (b)

      [X]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).










Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 6 pages

CUSIP No.       769627100

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     1.  Names of Reporting Persons.    Plainfield Special Situations Master
                                        Fund Limited
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization     Cayman Islands
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Number of              5.  Sole Voting Power             1,100,000
Shares Bene-         -----------------------------------------------------------
ficially owned         6.  Shared Voting Power           0
by Each              -----------------------------------------------------------
Reporting              7.  Sole Dispositive Power        1,100,000
Person With:         -----------------------------------------------------------
                       8. Shared Dispositive Power       0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,100,000

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

    11.  Percent of Class Represented by Amount in Row (9)     8.8%
--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)   CO
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                                Page 2 of 6 pages

CUSIP No.       769627100

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.    Plainfield Asset Management LLC
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             1,100,000
Shares Bene-         -----------------------------------------------------------
ficially owned         6.  Shared Voting Power           0
by Each              -----------------------------------------------------------
Reporting              7.  Sole Dispositive Power        1,100,000
Person With:         -----------------------------------------------------------
                       8. Shared Dispositive Power       0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,100,000

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

    11.  Percent of Class Represented by Amount in Row (9)     8.8%
--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------






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                                Page 3 of 6 pages

CUSIP No.       769627100

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.    Max Holmes
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of              5.  Sole Voting Power             1,100,000
Shares Bene-         -----------------------------------------------------------
ficially owned         6.  Shared Voting Power           0
by Each              -----------------------------------------------------------
Reporting              7.  Sole Dispositive Power        1,100,000
Person With:         -----------------------------------------------------------
                       8. Shared Dispositive Power       0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,100,000

    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

    11.  Percent of Class Represented by Amount in Row (9)     8.8%
--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions)   IN
--------------------------------------------------------------------------------






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                                Page 4 of 6 pages

        This amendment No. 1 amends the Statement on Schedule 13G filed with the Securities and Exchange Commission on March 15, 2006 by Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes, an individual (the "Schedule 13G"). This amendment to the Schedule 13G relates to the common stock ("Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation ("Issuer"). The following amendments to the Schedule 13G are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13G.




Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership as of February 1, 2007 of 1,100,000 shares of Common Stock. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 12,463,755 shares of the Issuer's Common Stock outstanding on November 1, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

The Common Stock was purchased by Master Fund. Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of Master Fund. Max Holmes is the chief investment officer of Asset Management.


                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).



                                Page 5 of 6 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007
                                      PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                      LIMITED

                                      By: Plainfield Asset Management LLC

                                      By: /s/ THOMAS X. FRITSCH
                                          --------------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual


                                      PLAINFIELD ASSET MANAGEMENT LLC

                                      By: /s/ THOMAS X. FRITSCH
                                          --------------------------------------
                                          Thomas X. Fritsch
                                          Managing Director and General Counsel


                                      MAX HOLMES

                                      By: /s/ THOMAS X. FRITSCH
                                          --------------------------------------
                                          Thomas X. Fritsch
                                          Attorney-in-Fact*


* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to this Amendment No. 1 to Statement on Schedule 13G.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)



                                Page 6 of 6 pages

                                    Exhibit A
                                    ---------

                            LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

         (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

         (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.



/s/ MAX HOLMES
----------------------------
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.




/s/ THERESA LOWE
-------------------------------
Notary Public